ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 30, 2021	Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Ladies and Gentlemen:

On behalf of AMG Funds IV (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement relating to its August 12, 2021 special meeting of stockholders of AMG River Road Long-Short Fund (to be renamed AMG River Road International Value Equity Fund) (the “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Fund’s shareholders beginning on or about July 12, 2021.

Please direct any questions concerning this filing to the undersigned at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws
Renee E. Laws